1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kurta, Esq. mkurta@torys.com P. 212.880.6363

July 29, 2022

Confidential Submission via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brookfield Asset Management Ltd.

Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Brookfield Asset Management Ltd., a company incorporated under, and governed by, the laws of British Columbia, Canada (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Registration Statement”) to the Securities and Exchange Commission (the “SEC”) for confidential review by the staff of the SEC (the “Staff”). Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Registration Statement relates to the planned special distribution (the “special distribution”) by Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”), of class A limited voting shares of the Company (“Class A Shares”). The Class A Shares are expected to be listed for trading on the New York Stock Exchange. The Company advises the Staff that it is also making a similar confidential filing of the prospectus contained in the Registration Statement with the Ontario Securities Commission in connection with the listing of the Class A Shares on the Toronto Stock Exchange.

The Company confirms that it is an “emerging growth company” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and its securities have not previously been sold pursuant to an effective registration statement under the Securities Act. The Company also confirms that it will publicly file via EDGAR the Registration Statement and previous non-public draft submissions thereof at least 15 days prior to the anticipated effective date. In addition, the Company respectfully advises the Staff that the Company is in the process of preparing its exhibits to the Registration Statement and will submit them in a subsequent submission following receipt of the Staff’s comments.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at (212) 880-6363 or via email at mkurta@torys.com.

Sincerely,

/s/ Mile T. Kurta
Mile T. Kurta
Torys LLP